

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2022

Michael Egholm
Chief Executive Officer
Standard Biotools Inc.
2 Tower Place, Ste 2000
South San Francisco, California 94080

      Re: Standard Biotools Inc.
          Registration Statement on Form S-3
          Filed May 17, 2022
          File No. 333-265010

Dear Dr. Egholm:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Zachary Myers, Esq.